Exhibit 99.01

 James E. Smith & Associates, Inc.

Petroleum Engineers & Geologists

February 24, 2014

Pegasi Energy Resources Corp.
P O Box 2033
Tyler, TX 75710-2033

Attn: Mike Neufeld

Subject: Evaluation of Oil & Gas Reserves for Pegasi Energy Resources Corp. Working Interests in Wells/Properties in Cass & Marion Counties, Texas

Mr. Neufeld:

Pursuant to your request, James E. Smith & Associates, Inc. (JES) has prepared estimates of the oil & gas reserves attributable to the working interests of Pegasi Energy Resources Corp. (PERC) has wells/properties in Cass & Marion Counties, Texas. This report has been prepared for the purpose of providing PERC with Securities and Exchange Commission (SEC) compliant reserves estimates for their filing of their annual 10-K reports.

A summary of the Proved Net Reserves and Future Net Cashflow are as follows:

	NET OIL RESERVES (MBBLS)	NET GAS RESERVES (MMCF)	NET RESERVES (Barrel-Oil-Equivalent) (MBOE)	FUTURE NET CASHFLOW (M$)	CASHFLOW DISC. (10%) (M$)
PROVED PRODUCING	54.659	723.867	175.304	4011.711	3002.965
PROVED NON-PRODUCING	82.821	407.311	150.706	6558.755	3600.192
PROVED BEHIND PIPE	279.161	8303.021	1662.998	27807.240	6921.829
PROVED UNDEVELOPED	341.021	7284.460	1555.098	28312.863	15659.417
TOTAL PROVED	757.662	16718.660	3544.105	66690.578	29184.400

“As Of Date” is December 31, 2013. Reserves are classified according to Petroleum Reserve Definitions SEC Reg 210.4-10 (a) (2-4). The discounted cashflow is calculated using a discount rate of 10% per year. Future net cashflow includes deductions for operating expenses, production and ad valorem taxes, compression and transportation, and future capital costs. The cashflow does not include federal taxes or well plugging costs and liabilities.

Net oil is expressed in thousands of barrels and net gas is expressed in millions of standard cubic feet of gas. Net barrel-oil-equivalent is calculated using 6000 scf/bbl. Cashflows are expressed in thousands of dollars.

Oil & gas prices are non-escalated: $97.90/bbl ($97.95 – Cass Co) & $2.92/mcf. Oil & gas prices are calculated from 12mo averaged 2013 monthly contract oil & gas prices, per SEC requirements. The 2014 Orion gas contract is 100% of NGPL TXOK (½% fuel) less $0.17/mcf transportation, $0.05/mcf gathering & $0.08/mcf treating fees, and 1% Orion Marketing Fee. Additionally, TR Rodessa gathering and compression charges are assessed at 8% plus $0.20/mmbtu. Additionally, there is a $0.000667/mcf regulatory fee which is applied to the gas price. The 2014 Sunoco oil contract price (as of June 1, 2013) is East TX Sweet (Col. 13) as posted on Sunoco Monthly Oil Price Bulletin plus Argus P+ Product Code less the marketing adjustment of $0.60/bbl (Marion Co), $0.55/bbl (Cass Co). The oil price for the study was determined by removing the transportation charge for Jan-13 thru Dec-13 prices, calculating the average base price (with the Argus P+ Product Code), and then re-applying the new marketing adjustment.

Operating costs are non-escalated and based on 12 months of operating expenses provided by PERC, and averaged by well, (does not included ad valorem tax, saltwater disposal, site compressors (scheduled separately), workovers, or other non-reoccurring costs). Saltwater disposal costs provided by PERC: $0.55/bbl for Huntington/Harris/Childers; $1.50 for all other Marion County wells; and $1.85/bbl for Cass County wells.

Capital costs for undeveloped wells and workovers were based on AFEs prepared by JES. Scheduling for timing for capital expenditures was provided by PERC.

Working interest and net revenue interest decimals were provided by PERC: 80.00% W.I., 60.80% N.R.I. (Huntington), 80.00% W.I., 63.466672% N.R.I. (Bramlett), 80.00% W.I., 55.957448% N.R.I. (Ralph), 80.00% W.I., 55.957448% N.R.I. (Harris), 80.00% W.I., 62.078537% N.R.I. (Childers), 80.00% W.I., 59.88088% N.R.I. (Davis), 25.00% W.I., 18.75% N.R.I. (Norbord), 48.00% W.I., 39.22444%% N.R.I. (Haggard A), 32.00% W.I., 24.00% N.R.I. (Haggard B – Norbord area shallow wells), 80.00% W.I., 56.00% N.R.I. (Bulldog), 47.00% W.I., 35.25% N.R.I. (Haggard B – Jefferson area deep wells), 80.00% W.I., 56.00% N.R.I. (Tract 8), 80.00% W.I., 56.00% N.R.I. (Hazlewood), 80.00% W.I., 56.00% N.R.I. (Massenton), 80.00% W.I., 53.336080% N.R.I. (Wyatt), 55.562025% W.I., 37.982449% N.R.I. (Morse), 40.00% W.I., 30.00% N.R.I. (E. Linden), and 40.00% W.I., 30.00% N.R.I. (Kildare).

Forecast production profiles are based on decline curve analysis and cumulative production vs time curve analysis profiles, and supported by area well test & production data, and volumetric analysis.

Copies of the full report (dated Febuary 7, 2014) with maps, detailed discussion, individual well economic reports & summaries, and supporting data/documentation are located and available for review at the offices of PERC and JES.

This report has been prepared by myself or under my direct supervision.  The economic evaluation was developed using established and accepted industry practices and procedures, meets current SEC rules and guidelines, and is based on historical operational and financial data, production & test data, and ownership information obtained from public information sources, well operations & testing or furnished by PERC.  James E. Smith and Associates (JES), as a consulting engineering firm, has planned and supervised the drilling and completion of the eleven PERC wells to date in the project. Additionally, JES has been the contract operator of the wells. JES also conducted the research that produced most of the background, and historical well and production data. Therefore, JES has knowledge of and/or has confirmed validity of the data used in developing this study. JES has no equity position in this project, but it is anticipated that JES will continue as the drilling, completion and operating manager of the project. In this respect, JES will benefit from this proposed project.

The reserves presented are estimates, are forward looking and are expected to change as additional performance data becomes available.  Governmental policies, energy market conditions and international forces may affect supply and demand factors, resulting in pricing and market changes.  Additionally, future product prices and operating costs are based on assumed escalation rates; actual results are expected to change depending on unpredictable and unforeseen market and operating conditions.

JES believes the information presented in this report is an accurate and reasonable economic evaluation of the working interests of PERC in wells/prospects in Marion & Cass Counties, Texas.  JES, its officers or employees, make no expressed or implied representation or warranty and assume no liability concerning the present or future value of the anticipated income, costs or profits, if any, to be derived from the properties.

Prepared by:

/s/ JAMES E. SMITH

James E. Smith, P.E., S.P.E., S.P.E.E.
State of Texas No 24174
Date: February 24, 2014

310 South Vine ~ Tyler, Texas 75702 ~ Phone: (903) 593-9660 ~ Fax: (903) 593-5527
Web site: www.jes-engineer.com ~ email: smithjames@jes-engineer.com